PaulHastings

Paul, Hastings, Janofsky & Walker LLP
875 15th Street, N.W.
Washington, DC 20005
telephone 202-551-1700 • facsimile 202-551-1705 • www.paulhastings.com

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(202) 551-1817
farrahshort@paulhastings.com

July 17, 2008

32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of June 2008, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section

18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.10

Schedule 1

Information Published, Filed or Distributed during June 2008

1. Notice of the 184th Ordinary General Shareholder's Meeting (Exhibit 1)
2. Update on Acquisition of Own Shares (Exhibit 2)
3. Update on Acquisition of Own Shares: Acquisition Completed (Exhibit 3)
4. Update on Acquisition of Own Shares: Cancellation of All Share Acquired (Exhibit 4)
5. Yamaha to Make an Offer to Acquire the control of French Speaker Company NEXO S.A. (Exhibit 5)
6. Notice of Resolution passed at the 184th Ordinary General Shareholder's Meeting (Exhibit 6)
7. Corporate Governance Report revised on June 25, 2008 (Exhibit 7)
8. Brief explanation of Annual Report (Yukashoken Hokokusyo) with Financial Statements (Consolidated and non-consolidated basis) (Exhibit 8)

(Translation Only)

(Security code: 7951)
YAMAHA CORPORATION
10-1 Nakazawa-cho, Naka-ku, Hamamatsu,
Shizuoka 430-8650, Japan

June 2, 2008

Notice of the 184th Ordinary General Shareholders' Meeting

Dear Shareholders:

We hereby inform you of the 184th Ordinary General Shareholders' Meeting, to be held at the time and place set forth below.

If you are unable to attend the meeting, you may exercise your voting rights by either of the following methods. Please review the Reference Documents for the General Meeting of Shareholders provided and exercise your voting rights by 5:00 p.m. (JST), Tuesday, June 24, 2008.

[Voting by mail]
Please indicate your votes of approval or disapproval for proposals on the enclosed Exercise of Voting Rights form and return the form to us by the above deadline.

[Voting via the Internet]
Please enter your votes of approval or disapproval for proposals after reading the section "Concerning Procedures for Exercise of Voting Rights Via the Internet."

Very truly yours,

Mitsuru Umemura
President and Representative Director

(Translation Only)

The 184th Ordinary General Shareholders' Meeting

1. Date and time: Wednesday, June 25, 2008 at 10:00 a.m.
2. Location: First floor of Building No. 18
   10-1 Nakazawa-cho, Naka-ku, Hamamatsu,
   Shizuoka, Japan
   (Please refer to map in Japanese original)

3. Agenda of the meeting

Matters to be reported:

1. The Business Report, the Consolidated Financial Statements, and the Audit Reports of the Consolidated Financial Statements by the Independent Auditor and the Board of Corporate Auditors, for the 184th Fiscal Year (from April 1, 2007 through March 31, 2008).
2. The Non-consolidated Financial Statements for the 184th Fiscal Year (from April 1, 2007 through March 31, 2008)

Matters to be resolved:

Proposal 1 Appropriation of Surplus
Proposal 2 Election of Nine Directors
Proposal 3 Election of One Corporate Auditor
Proposal 4 Payment of Bonuses to Directors and Corporate Auditors

4. Predetermined terms of the convening

(1) If you do not indicate your vote of approval or disapproval for any proposal on the Exercise of Voting Rights form, you will be deemed to have approved that proposal.

(2) Handling of voting several times

1) When voting rights are exercised more than once via the Internet, the vote that arrives the latest will be deemed the valid one.

2) When a shareholder exercises voting rights via the Internet and by the Exercise of Voting Rights form, the vote via the Internet will be deemed the valid one.

(3) When a shareholder exercises voting rights by proxy at the meeting, the shareholder may appoint one shareholder with voting rights to act as his or her proxy. If you wish to exercise your voting rights by proxy at the meeting, please submit to the Company your Exercise of Voting Rights form together with a document evidencing the Proxy's power of representation for the meeting.

Notes 1. For those attending, please present the enclosed Exercise of Voting Rights form at the reception desk on arrival at the meeting.
2. If the Reference Documents for the General Meeting of Shareholders and the Attached Documents are amended, the amended items will be announced on our Internet website (http://www.yamaha.co.jp).
3. This document has been translated from the Japanese original for reference purposes only.
In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Translation Only)

Reference Documents for the General Meeting of Shareholders

Proposals and Reference Information

Proposal 1 –Appropriation of Surplus

We will propose the appropriation of surplus as follows.

Taking into account the improvement of consolidated return on equity, and based on the level of the medium-term consolidated profits, the Company is adopting a basic policy of ensuring appropriate internal reserves in order to strengthen its operating base, such as R&D, sales investments, and capital investments, and of paying dividends that more closely reflect the consolidated operating results than ever before.

1. Year-end dividend

We will propose the payment of a year-end dividend for the 184th fiscal year as follows.

(1) Allotment of assets for dividends to shareholders and the total amount of dividends

We will propose the payment of 25.00 yen per share of common stock, consisting of an ordinary dividend of 15.00 yen (an increase of 2.50 yen) per share and a special dividend of 10.00 yen per share.

In this case, the total amount of dividends will be 5,157,251,125 yen.

This annual dividend, combined with the interim dividend of 25.00 yen per share already paid (consisting of an ordinary dividend of 15.00 yen per share and a special dividend of 10.00 yen per share), amounts to 50.00 yen, an increase of 27.50 yen per share of common stock compared with the previous fiscal term.

Following the partial sale, in May 2007, of Yamaha Motor Co., Ltd. shares owned by the Company, we will propose to return to shareholders a portion of the proceeds from the sale as a special dividend over three fiscal terms, from the 184th to the 186th.

(2) Effective date of distribution of surplus

June 26, 2008

2. Appropriation of surplus

(1) Items to be increased and its amount

General reserve	22,000 million yen

(2) Items to be decreased and its amount

Earned surplus carried forward	22,000 million yen

Proposal 2 – Election of Nine Directors

All directors will complete their respective terms of office at the conclusion of this meeting. Accordingly, we shall propose the election of nine directors with one additional director in order to further improve the management structure.

The table below lists the nominees for those positions.

No.	Name (Date of Birth)	Brief personal history; Position and charge of the Company (Representative positions held at other companies, etc.)	No. of the Company shares held
1	Shuji Ito (November 1, 1942)	April 1965: Entered the Company July 1984: President and Director of Yamaha-Kemble Music (U.K.) Ltd. June 1988: Director of the Company July 1993: Managing Director June 1997: Senior Managing and Representative Director April 2000: President and Representative Director June 2007: Chairman and Director (to the present) (Representative positions held at other companies, etc.) President of Yamaha Music Foundation	44,188
2	Mitsuru Umemura (March 6, 1951)	April 1975: Entered the Company April 2000: President and Director of Yamaha Corporation of America February 2001: Executive Officer of the Company May 2003: General Manager of Musical Instruments Group June 2003: Senior Executive Officer June 2006: Managing Director June 2007: President and Representative Director (to the present)	15,600
3	Hirokazu Kato (March 8, 1944)	April 1966: Entered the Company March 1996: General Manager of Electronics Development Center June 1998: Director June 2003: Managing Director June 2006: General Manager of Sound and IT Business Group, Research and Development Group (to the present) June 2007: Director and Senior Managing Executive Officer (to the present)	10,900

(Translation Only)

No.	Name (Date of Birth)	Brief personal history; Position and charge of the Company (Representative positions held at other companies, etc.)	No. of the Company shares held
4	Tsuneo Kuroe (February 2, 1946)	April 1968: Entered the Company July 1999: General Manager of Corporate Planning Division June 2000: Director June 2005: Managing Director June 2007: Director and Managing Executive Officer (to the present) April 2008: General Manager of Finance and Administration Group, Officer in charge of Resort Management Division (to the present)	18,000
5	Hiroo Okabe (November 15, 1951)	April 1974: Entered the Company April 2000: General Manager of Wind & Educational Musical Instruments Division June 2003: Executive Officer November 2003: Vice General Manager of Musical Instruments Group June 2006: Director June 2007: Director and Managing Executive Officer (to the present) June 2007: General Manager of Musical Instruments Business Group (to the present)	6,300
6	Takashi Kajikawa (July 3, 1944)	April 1969: Entered Yamaha Motor Co., Ltd. June 1997: Director of Yamaha Motor April 2001: Managing Director of Yamaha Motor June 2003: Senior Managing and Representative Director of Yamaha Motor January 2005: President and Representative Director of Yamaha Motor (to the present) March 2007: President and Chief Executive Officer of Yamaha Motor (to the present) (Representative positions held at other companies, etc.) President and Representative Director of Yamaha Motor Co., Ltd.	0
7	Yasushi Yahata (March 16, 1954)	April 1978: Entered the Company June 2004: Executive Officer June 2004: General Manager of Production Technology Head Office June 2005: Director June 2006: General Manager of Productive Technology Business Group, Process Management Group, Officer in charge of Golf products Division (to the present) June 2007: Director and Executive Officer (to the present)	5,200

No.	Name (Date of Birth)	Brief personal history; Position and charge of the Company (Representative positions held at other companies, etc.)	No. of the Company shares held
8	Motoki Takahashi (December 4, 1951)	April 1974: Entered the Company August 1999: President and Director of Yamaha Europe GmbH February 2001: Executive Officer of the Company May 2006: General Manager of Corporate Planning Division June 2007: Director and Executive Officer of the Company (to the present) June 2007: Deputy Group Manager of Finance and Administrative Group, General Manager of Corporate Planning Division (to the present)	3,500
9	Tsutomu Sasaki (December 17, 1952)	April 1975: Entered the Company March 2002: General Manager of Purchasing & Logistics Division June 2005: Executive Officer (to the present) April 2008: General Manager of General Administration Division (to the present)	1,000

Notes:

1 The nominees for directors who have special interests in the Company are as follows:

1) Shuji Ito

Shuji Ito doubles as President of Yamaha Music Foundation, an entity to which we pay lecture fees for instructors of musical classrooms. In addition, our wholly owned subsidiaries compete with the Foundation in the musical classroom business.

2) Tsuneo Kuroe

Tsuneo Kuroe doubles as President of Yamaha Employees' Pension Fund, an entity we must pay pension premiums. He doubles as President of Yamaha Health Insurance Association, an entity we must pay insurance premiums. He also doubles as President of Yamaha Benefit Club, an entity we must pay membership dues.

2. Takashi Kajikawa is the nominee for outside director.
3. Following are the special notes concerning the nominee for outside director.

Takashi Kajikawa

1) We anticipate that he will make use of his long experience as a corporate manager and give advice to the management of the Company. Therefore, we will propose that he be elected as an outside director.
2) He is the president and representative director of Yamaha Motor Co., Ltd., a former affiliate of the Company, where he has been an executive of business operations over the past five years.
3) Yamaha Motor Co., Ltd., where he serves as the president and representative director, was

subject to a summary indictment for violating the Japanese Foreign Exchange and Foreign Trade Law and received a summary order. Yamaha Motor Co., Ltd. was also subject to an administrative sanction from the Ministry of Economy, Trade and Industry.

4) If he assumes the office of director, the Company will enter into an agreement with him to limit the liability for damage stipulated in Article 423, Paragraph 1 of the Corporate Law. As a result, the maximum amount of liability under the agreement will be the minimum amount stipulated in laws and regulations.

Proposal 3 – Election of One Corporate Auditor

One corporate auditor, Michio Horikoshi, will complete his term of office at the conclusion of this meeting. Accordingly, we will propose the election of one corporate auditor.
This Proposal was agreed upon in advance by the Board of Corporate Auditors.

The table below indicates the nominee for that position.

Name (Date of Birth)	Brief personal history; Position and charge of the Company (Representative positions held at other companies, etc.)		No. of the Company shares held
Hisashi Yabe (December 13, 1949)	April 1974:	Entered the Company	1,400
	June 1994:	Accounting Manager of Management Administrative Division of Yamaha Livingtec Corporation	
	June 2000:	Director of Yamaha Resort Corporation	
	May 2004:	General Manager of Resort Management Group of the Company	
	April 2008:	Manager of Resort Management Division of the Company (to the present)	

Note The nominee for corporate auditor has no special interests in the Company.

Proposal 4 – Payment of Bonuses to Directors and Corporate Auditors

In consideration of the operating results of this fiscal year and other factors, we will propose the payment of bonuses of 120 million yen in the aggregate (102 million yen in the aggregate to directors (including 1.2 million yen to one outside director) and 18 million yen in the aggregate to corporate auditors (including 2.4 million yen to two outside corporate auditors)) to eight directors and four corporate auditors in office at the end of this fiscal year, comprehensively.

(Translation Only)

Concerning Procedures for Exercise of Voting Rights Via the Internet

1. For shareholders who exercises voting rights via the Internet

The following items should be verified when exercising voting rights via the Internet.

(1) It is only possible to exercise voting rights via the Internet by using the following Internet address designated by the Company (http://www.web54.net). This Internet address cannot be accessed by mobile telephones.

(2) When exercising voting rights via the Internet it is necessary to use the voting rights code and password noted on the right side of the voting rights form. The password provided is effective only for the 184th Ordinary General Shareholders' Meeting. A different password will be issued for the next Meeting.

(3) Shareholders voting via the Internet are requested to exercise their voting rights prior to 5:00 p.m. (JST) on Tuesday, June 24, 2008, after reviewing the Reference Documents for the General Meeting of Shareholders.

(4) When voting rights are exercised more than once via the Internet, the vote that arrives the latest will be deemed the valid vote.

(5) When a shareholder exercises voting rights via the Internet and by the Exercise of Voting Rights form, the vote via the Internet will be deemed the valid vote.

(6) Shareholders will bear the expenses incurred when accessing the Internet to exercise shareholder voting rights.

* For questions related to exercising shareholder voting rights via the Internet, please contact the following:

Chuo Mitsui Bank and Trust Company
Securities Agent Web Support
Tel: 0120-65-2031 (toll-free)
Service hours (except Saturday, Sunday, and holidays): 9:00 a.m. ~ 9:00 p.m.

2. For intuitional investors

If you are a nominee shareholder such as an administrative trust bank (including a standing proxy), and apply in advance for the platform for exercising voting rights via the Internet, you may use such platform as a method for exercising your voting rights via the Internet at this meeting.

For immediate release

June 3, 2008

Company Name: YAMAHA CORPORATION
President and
Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Update on Acquisition of Own Shares

(Acquisition of own shares under the provisions of Yamaha's Articles of Incorporation, pursuant to Article 165-2 of the Corporation Law of Japan)

Yamaha Corporation conducted the following acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165-3 of the said Corporation Law. The details of the acquisition were as follows.

1. Period for the share acquisition: May 1, 2008, to May 31, 2008
2. Total number of shares acquired: 7,562,900 shares
3. Total amount of shares acquired: ¥14,921,927,200
4. Method of acquisition: Market purchases on the Tokyo Stock Exchange

Supplementary Information:

(1) Content of the Board of Directors' decisions on April 30, 2008, regarding the acquisition of the Company's own shares
- Class of shares to be acquired: Yamaha's common shares
- Total number of shares to be acquired: 10 million (upper limit) (This represents 4.8% of all Company shares issued and outstanding (excluding treasury stock))
- Total amount of shares to be acquired: ¥18.0 billion (upper limit)
- Period for the share acquisition: May 1, 2008, to September 30, 2008

(2) Total number and amount of own shares purchased to date under the April 30, 2008, decisions of the Board of Directors
- Total number of shares acquired: 7,562,900 shares
- Total amount of shares acquired: ¥14,921,927,200

For further information, please contact:
Wataru Miki
Executive Officer,
General Manager, Public Relations Division
Yamaha Corporation
Telephone: 81-3-5488-6601

Exhibit 3

For immediate release

June 9, 2008

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Update on Acquisition of Own Shares: Acquisition Completed

(Acquisition of own shares under the provisions of Yamaha's Articles of Incorporation, pursuant to Article 165-2 of the Corporation Law of Japan)

Yamaha Corporation had been conducting the acquisition of its own shares, as described below, under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165-3 of the said Corporation Law.

Please note that Yamaha has now completed the acquisition of its own shares as approved by its Board of Directors on April 30, 2008. The details of the most recent acquisition are as follows.

1. Period for share acquisition: June 1, 2008, to June 6, 2008
2. Total number of shares acquired: 1,470,900 shares
3. Total amount of shares acquired: ¥3,078,071,500
4. Method of acquisition: Market purchases on the Tokyo Stock Exchange

Supplementary Information:

(1) Content of the Board of Directors' decisions on April 30, 2008, regarding the acquisition of the Company's own shares

- Class of shares to be acquired: Yamaha's common shares
- Total number of share to be acquired: 10 million (upper limit) (This represents 4.8% of all Company shares issued and

outstanding (excluding treasury stock).)

- Total amount of shares to be acquired: ¥18.0 billion (upper limit)
- Period for the share acquisition: May 1, 2008, to September 30, 2008

(2) Total number and amount of own shares purchased to date under the April 20, 2008, decisions of the Board of Directors

- Total number of shares acquired: 9,033,800 shares
- Total amount of shares acquired: ¥17,999,998,700

For further information, please contact:

Wataru Miki
Executive Officer
General Manager, Public Relations Division
Yamaha Corporation
Telephone: 81-3-5488-6601

For immediate release

June 19, 2008

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Mitsuru Umemura
Code Number:	7951 (First Section of Tokyo Stock Exchange)

Update on Acquisition of Own Shares: Cancellation of All Shares Acquired

(Cancellation of treasury stock, pursuant to Article 178 of the Corporation Law of Japan)

The Board of Directors of Yamaha Corporation, at its meeting held June 19, 2008, made the decision to cancel treasury stock as follows, pursuant to Article 178 of the Corporation Law of Japan.

1. Class of treasury stock to be cancelled: Yamaha's common shares
2. Total number of treasury stock to be cancelled: 9,269,601 shares
3. Date of cancellation: June 30, 2008

Supplementary Information

Number of Yamaha's common shares issued and outstanding following this cancellation of treasury stock: 197,255,025 shares

For further information, please contact:
Public Relations Division
Yamaha Corporation
Telephone: 81-3-5488-6601

For immediate release

June 19, 2008

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Mitsuru Umemura
Code Number:	7951 (First Section of Tokyo Stock Exchange)

Yamaha to Make an Offer to Acquire the control of French Speaker Company NEXO S.A.

Yamaha Corporation has announced that its Board of Directors, at their meeting held on June 19, 2008, has decided to make an offer to the founders of NEXO S.A. (Headquarters: Parc du Pré de la Dame Jeanne, 60128 Plailly, France; Registered with the Senlis Trade and Companies Registry ["*Registre du Commerce et des Sociétés*"] under number 317 272 540; President: Michael Johnson; Hereinafter, NEXO) to acquire all of their shares of NEXO at 51.542 Euro per share. After completion of this transaction, Yamaha's share holding would rise to 74.9% of the share capital (on a fully diluted basis), including current holdings. Yamaha intends to seek to acquire 100% of the shares of NEXO through the launching of a tender offer process for the acquisition of the remaining shares on the finantial the market (*marché libre / Euronext Paris*) on which NEXO's shares are listed.

Yamaha has 40 years of experience in the development of professional audio systems, and, was one of the first companies to commercialize digital mixing consoles. Products such as PM1D and PM5D have become global standards in the industry. Yamaha has worked to drive steady growth of its Professional/Commercial Audio business segment with these digital mixing consoles, signal processors, and power amplifiers.

In June 2005, Yamaha purchased a 10.22% interest in NEXO, which is a leading brand in the field of high-output speaker systems for professional use in large concert venues, halls, and theaters, and entered into a strategic alliance with the company. NEXO and Yamaha combined their know-how to develop the NXAMP Powered Digital TD controller and joined forces to strengthen their capabilities for providing better system solutions for their clients.

Yamaha came to the conclusion that its joint activities with NEXO would generate results at a substantially accelerated pace if the two companies could work in closer cooperation. Accordingly, Yamaha decided to take steps toward making NEXO a wholly owned subsidiary of the Yamaha Group by offering to acquire the shares of the founders and, thereafter, launching a tender offer to acquire the remainder of NEXO's shares on the market.

After NEXO becomes a subsidiary, Yamaha will continue and further develop the NEXO brand as well as its know-how, and strengthen capabilities for creating system solutions by advancing the position of NEXO and Yamaha in speaker technology. Yamaha will also work to enhance its development capabilities in existing product lines and strengthen its production capacity through the use of NEXO's production facilities.

The corporate profiles of NEXO and Yamaha are as follows:

NEXO

Company name: NEXO S.A.
Location: Paris, France
Date of establishment: 1979
Lines of business: Manufacturing and sales of large-scale, high-output speaker equipment
President of the Board: Michael Johnson
Chief executive officer and representative: Denis Baudier
Number of employees: 94 (As of June 2008)

Share capital: €1,035,149
Stock Listing: *marché libre / Euronext Paris*

Yamaha

Company name: YAMAHA CORPORATION
Location: 10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka, Japan
Date of establishment: 1887
Lines of business: Manufacturing and sales of musical instruments, Professional/Commercial Audio equipment, AV/IT equipment, semiconductors, and other products
Representative: Mitsuru Umemura (President and Representative Director)
Number of employees: 26,611 (Consolidated, as of March 31, 2008)
Share capital: ¥28.5 billion

Anticipated Timeline

June 19, 2008:	Decision by the Board of Directors to make an offer to the founders
June-July 2008:	NEXO Workers Council consultation process
July 2008:	Signing of the share purchase agreement
August 2008:	Closing of the share purchase agreement (Yamaha's ownership percentage will rise to 74.9% on a fully diluted basis.)
September 2008:	Yamaha intends to launch a tender offer to purchase reminder of the shares
October 2008:	Yamaha intends to complete a tender offer
October 2008:	Yamaha intends to cause NEXO to seek to delist its shares from *marché libre / Euronext Paris*

For further information, please contact:
Public Relations Group,
Public Relations Division
Yamaha Corporation
Telephone: 81-3-5488-6601

(Translation Only)

YAMAHA CORPORATION
10-1 Nakazawa-cho, Naka-ku, Hamamatsu,
Shizuoka 430-8650, Japan

June 25, 2008

Notice of Resolutions Passed at the 184th Ordinary General Shareholders' Meeting

Dear Shareholders:

We hereby inform you that the scheduled matters were reported and resolved as follows at the 184th Ordinary General Shareholders' Meeting held today.

Very truly yours,

Mitsuru Umemura
President and Representative Director

Matters to be reported:

1. The Business Report, the Consolidated Financial Statements, and the Audit Reports of the Consolidated Financial Statements by the Independent Auditor and the Board of Corporate Auditors, for the 184th Fiscal Year (from April 1, 2007 through March 31, 2008).
2. The Non-consolidated Financial Statements for the 184th Fiscal Year (from April 1, 2007 through March 31, 2008)

The contents of the above Business Report, the Consolidated Financial Statements, the Non-consolidated Financial Statements, and the Audit Reports of the Consolidated Financial Statements were duly reported.

Matters resolved:

Proposal 1 Appropriation of Surplus

The matter was approved as originally proposed. The year-end dividend shall be 25 yen per share, and other appropriation of surplus was decided.

Proposal 2 Election of Nine Directors

The matter was approved as originally proposed.
As Directors, seven nominees — Shuji Ito, Mitsuru Umemura, Hirokazu Kato, Tsuneo Kuroe, Hiroo Okabe ,Yasushi Yahata and Motoki Takahashi were reappointed, and two other nominees —Takashi Kajikawa and Tsutomu Sasaki were newly appointed. These nine nominees accepted the appointment.

Proposal 3 Election of One Corporate Auditor

The matter was approved as originally proposed.
Hisashi Yabe was newly appointed. This nominee accepted the appointment.

Proposal 4 Payment of Bonuses to Directors and Corporate Auditors

The matter was approved as originally proposed.

****

At a Board of Directors meeting held immediately after the conclusion of the shareholders' meeting, the representative director and the senior directors were elected and duly appointed. In addition, a standing auditor was elected and duly appointed at a Board of Corporate Auditors meeting. The directors and corporate auditors of the Company are as follows.

Chairman and Director:	Shuji Ito
President and Representative Director:	Mitsuru Umemura
Director (Senior Managing Executive Officer):	Hirokazu Kato
Director (Managing Executive Officer):	Tsuneo Kuroe
Director (Managing Executive Officer):	Hiroo Okabe
Director:	Takashi Kajikawa
Director (Executive Officer):	Yasushi Yahata
Director (Executive Officer):	Motoki Takahashi
Director (Executive Officer):	Tsutomu Sasaki
Standing Corporate Auditor:	Tokihisa Makino
Standing Corporate Auditor:	Hisashi Yabe
Corporate Auditor:	Kunio Miura
Corporate Auditor:	Yasuharu Terai

****

(Information)

Please refer to the items shown on the enclosed "Receipt of the Dividend" and take receipt of the year-end dividend for the 184th fiscal year (25 yen per share) during the payment period (from June 26, 2008 to July 31, 2008) at your nearby head office, branch and local office of Japan Post Bank Co., Ltd., and post office (bank agent).

If you have already requested dividend payment via bank transfer, please confirm that procedures as stated in the enclosed "Dividend Calculation Sheet" and "Reference to the Beneficiary Account for Dividend Transfer" have been completed.

YAMAHA CORPORATION

CORPORATE GOVERNANCE

Date of last revision: June 25, 2008
YAMAHA Corporation
Mitsuru Umemura
President and Representative Director
Contact: Stock Document Group, General Administration Division
Securities Code: 7951
http://www.yamaha.com/

The status of corporate governance in Yamaha Corporation ("the Company") is as follows:

I Fundamental Concept of Corporate Governance and Basic Information on Capital Structure, Corporate Attributes, and Other Matters

1. Fundamental concept

The Company positions the enhancement of corporate governance as an important issue of business operations and is striving to enhance corporate governance in a proactive manner.

In accordance with its management policy of "Creating *Kando* together— carrying on the tradition of creating new *Kando* (simultaneous feelings of deep satisfaction and intense excitement) and rich culture together with people of the world through technology and artistry cultivated based on sound and music"— the Company will strive to improve the effectiveness of its management, attain high global competitiveness and profitability, and increase its corporate value and brand value by fulfilling its corporate social responsibility in areas such as compliance, environment, safety, and contribution to regional society.

In order to be such a corporation, the Company aims to manage its businesses with high transparency and quality and to pursue high operational efficiency by improving its business structures and systems, by implementing all necessary measures, and by disclosing information in a timely manner.

The Company adopts a Corporate Auditor system and is working to strengthen its corporate governance function by introducing an Executive Officer system, establishing a Company-wide Governance Committee, upgrading its internal auditing system, etc. Through these works, coupled with daily operation audits under the full-time system by the Corporate Auditors, the Company is enhancing the effectiveness of its governance.

In conducting its business, the Company endeavors to consider the balance of interests among its

respective stakeholders—shareholders, customers, employees, and local society. The Company declares its commitments to each of the stakeholders in its Corporate Philosophy as set forth below and is aiming to fulfill those commitments. The Company works to maximize corporate value by maintaining the balance of interests among its stakeholders and enhancing the satisfaction of all stakeholders equitably.

Management based on Customer Creed and High-Quality Creed (Commitment to Customers)
Yamaha will fully satisfy the customer by continuing to offer high-quality and valuable products and services based on new and traditional technologies and creativity and artistry.

Sound and Transparent Management (Commitment to Shareholders)
Yamaha will endeavor to sustain everlasting development through high-quality and transparent management while ensuring healthy profits and maintaining proper returns.

Human-Oriented Management (Commitment to Those Who Work with Yamaha)
Yamaha will strive to become an organization in which all of the people in working relationships with Yamaha respect each other's individuality and creativity and fully demonstrate their abilities through the performance of business operations.

Management in Harmony with Society (Commitment to Society)
Yamaha will contribute to the development of society, culture, and economy as a good corporate citizen by observing laws with ethics and making efforts to protect the environment.

2. Capital structure

Percentage of shares owned by foreign shareholders	More than 20%, Less than 30%

[Major shareholders]

Name	Number of shares held (shares)	Ratio to total (%)
The Master Trust Bank of Japan, Ltd. (trust a/c)	14,693,000	7.11
Yamaha Motor Co., Ltd.	10,216,140	4.95
JP Morgan Chase Bank	9,809,600	4.75

State Street Bank and Trust Company	9,152,147	4.43
Mitsui Sumitomo Insurance Co., Ltd.	8,918,925	4.32
Mizuho Bank, Ltd.	8,779,990	4.25
Japan Trustee Service Bank, Ltd. (trust a/c)	8,528,500	4.13
The Shizuoka Bank, Limited	8,349,855	4.04
Sumitomo Life Insurance Company	7,300,000	3.53
Deutsche Securities Inc.	6,722,360	3.25

3. Corporate attributes

Stock exchange listings	Tokyo, First section
Business year end	March 31 every year
Category of business	Other products
Number of employees (consolidated)	More than 1,000 persons
Net sales (consolidated)	More than ¥100 billion and less than ¥1,000 billion
Parent company	None
Number of consolidated subsidiaries	More than 50 and less than 100 companies

4. Other special conditions which may have material effects on corporate governance

None

III Organization of Management for Operational Decision-making, Execution and Supervision, and Other Corporate Governance Structures

1. Matters related to the structure, operation, etc. of the organization

Form of the organization	The Company adopts the Corporate Auditor system.

[Matters related to the Directors]

Chairman of the Board of Directors	President
Number of Directors	9 persons
Are Any Outside Directors in Office?	Yes
Number of Outside Directors	1 person

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Takashi Kajikawa	He is from a company other than this Company.					○			○	

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as the outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in

another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Director
Takashi Kajikawa	None	(1) He is a person of desirable character and has considerable insight as a director. (2) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Director

He attends the regular Board of Directors' Meeting (held monthly in principle) and the extraordinary Board of Directors' Meeting.

[Matters related to the Corporate Auditors]

Is the Board of Auditors Established?	Yes
Number of Corporate Auditors	4 persons

Collaborations between the Corporate Auditors and the Accounting Auditor

In order to ensure the integrity and accuracy of accounting audits, the Corporate Auditors receive periodic reports on the progress of auditing financial statements from the Accounting Auditor. The Corporate Auditors and the Accounting Auditor also hold regular meetings to share views on audit plans and audit results.

Collaborations between the Corporate Auditors and the Internal Audit Control Office

At the monthly Board of Auditors' Meetings, the Corporate Auditors hear the status of internal audits from the head of the Internal Audit Control Office and exchange views on the internal audits with the Division.

Are Any Outside Auditors in Office?	Yes
Number of Outside Auditors	2 persons

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Kunio Miura	Attorney at law								○	
Yasuharu Terai	He is from a company other than this Company.								○	

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as an outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in

another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Auditor
Kunio Miura	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He is an attorney at law and is acquainted with laws and regulations. (3) He can be expected to audit from an objective viewpoint.
Yasuharu Terai	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Auditors

The Outside Auditors attend the regular Board of Directors' Meeting (held monthly in principle), the extraordinary Board of Directors' Meeting, the regular Board of Auditors' Meeting (held monthly in principle), and the extraordinary Board of Auditors' Meeting. They also inspect material documents for final decisions, attend important meetings and, when necessary,

investigate major divisions and domestic and overseas subsidiaries.
They also offer advice and proposals from time to time based on their objective and neutral standpoints, taking advantage of their expertise.

[Matters related to incentives]

Implementation of measures to grant incentives to the Directors	Introduction of a results-connected remuneration system

Supplementary explanation on related matters

The Company pays remunerations calculated in conjunction with the results of net sales and operating income and, in addition, in consideration of the contributions of each Director.

[Matters related to remunerations for Directors]

Means of disclosure	Annual Security Report (Financial Report pursuant to the Financial Instruments & Exchange Law), and other means
Scope of disclosure	Aggregate amounts paid to Inside Directors and Outside Directors respectively

Supplementary explanation on related matters

Amounts of remunerations, etc. paid to Directors and Corporate Auditors for the 184th Fiscal Year

Directors:	8 persons	¥459 million	(including Outside Directors: 1 person, ¥5 million)
Corporate Auditors:	4 persons	¥80 million	(including Outside Corporate Auditors: 2 persons, ¥11 million)

Notes: 1. Amounts of remunerations include bonuses of ¥120 million in the aggregate: ¥102 million for Directors (including ¥1 million for an Outside Director) and ¥18 million for Corporate Auditors (including ¥2 million for Outside Corporate Auditors) for the current fiscal year.

2. It was resolved, at the 182nd Ordinary General Shareholders' Meeting held on June 27, 2006, that the Company was to make a lump-sum payment of the retirement allowance to Directors and Corporate Auditors upon the abolition of the retirement allowance system. In addition to the amounts of the above remunerations, etc., an aggregate amount of ¥197 million was paid as retirement allowance under this resolution to one (1) Director and one (1) Corporate Auditor who retired from office upon the conclusion of the 183rd Ordinary General Shareholders' Meeting. An aggregate amount of ¥25 million will also be paid as retirement allowance to one (1) Director and one (1) Corporate Auditor who retired from office upon the conclusion of the 184th Ordinary General Shareholders' Meeting held on June 25, 2008. In addition, those payments were calculated based upon the term of office served by each Director and Corporate Auditor as of the end of June 2006.

[Support system for Outside Director (Outside Auditors)]

When a proposal is to be submitted to the Board of Directors' Meeting or the Board of Auditors' Meeting to be attended by an Outside Auditor, the staff member working for the Corporate Auditors sends documents and other materials related to the proposal prior to the meeting, provide explanations on the proposal if necessary, and facilitate the Auditor's work to perform a complete preliminary study. With respect to other material matters, the Company also strives at all times to maintain an efficient auditing environment by providing information, supplying materials, hearing opinions, supporting investigations, collecting information, etc.

Matters to be reported or resolved at the Board of Directors' Meeting are explained to the Outside Director each time, when necessary.

2. Matters related to functions of business execution, audit and supervision, nomination, determination of remuneration, etc.

(Board of Directors)

The number of Directors of the Company is nine (9) as of June 25, 2008 (one (1) of them is an Outside Director). The Board Meeting held monthly (in principle) is responsible for group-wide management functions, including strategy planning, the monitoring of the execution of departmental business, and guidance of the corporate group therefor. To define the management responsibility of the Directors, the term of office of each Director is determined to be one (1) year.

(Representative Director and Senior Director)
The number of Representative Directors of the Company is one (1) as of June 25, 2008 (President & Representative Director). The President & Representative Director is the chief executive for all businesses of the Company and represents the Company. There is also one (1) Senior Director, who occupies the position of Chairman & Director as of the same date.

(Corporate Auditor and Board of Auditors)
The number of Corporate Auditors of the Company is four (4) as of June 25, 2008 (two (2) of them are Outside Auditors). In addition to holding the Board of Auditors' Meeting once a month in principle, they conduct periodic and comprehensive audits in each division and group company in accordance with their own plans. Further, they attend the Board of Directors' Meeting and other important meetings, including the Management Meeting. With respect to the accounting audit, they endeavor to ensure the integrity and accuracy of accounting audit by periodically receiving reports on the progress of the auditing of the financial statements from the Accounting Auditor. In order to improve the auditing environment, the Company has established a Corporate Auditors Office staffed by employees working for the Corporate Auditors (staffed by one (1) personnel as of June 25, 2008).

(Management Meeting)
The Company holds the Management Meeting twice a month as a rule in order to discuss company-wide management issues arising from time to time and unify the views thereof as a company. Full-time Directors and the Chairman of the Board of Auditors attend the Management Meeting.

(Executive Officer)
The Company adopts the executive officer system in order to enhance management functions as a consolidated group and to strengthen its business execution function. Seventeen (17) Executive Officers (including one (1) Senior Managing Executive Officer and two (2) Managing Executive Officers) assumed office as of June 25, 2008 in order to support the President, who is the chief executive for all businesses. In consideration of the importance of their responsibilities, in principle, Executive Officers who double as Directors are Group Managers of Business Divisions and/or Staff Divisions. Each Executive Officer is responsible for the business results of the Group under his or her supervision and issues appropriate commands and orders to enable

his or her Group to fulfill its functions to the fullest possible extent. Each Executive Officer is assigned to the Division(s) in charge of major management issues within a Group of Business Divisions and/or Staff Divisions under Group Managers.

(Company-wide Governance Committee and Company-wide Committee)
The Company has established a "Company-wide Governance Committee" consisting of three (3) committees, namely, a Compliance Committee, CSR Committee, and Officers Personnel Affairs Committee, all of which are chaired by the President and Representative Director. The Compliance Committee promotes company-wide cross-sectional activities to pursue the corporate social responsibility and the business operations in which legal and regulatory compliance is stressed. The CSR Committee conducts activities to encourage voluntary contribution to society by developing and applying various independently established Company standards which go beyond applicable laws and regulations. The Officers Personnel Affairs Committee increases transparency and fairness in the selection of candidates to become Directors, Corporate Auditors, and Executive Officers by nominating the candidates through discussions at the Committee. This Committee also reviews human resource development programs for future candidates and the remuneration system for officers. A variety of Company-wide Committees are established in order to marshal group-wide responses to any significant risk likely to arise in the course of the execution of business. In principle, the President, Senior Managing Executive Officer, or Managing Executive Officer assumes chairmanship of the Company-wide Committees.

(Internal Audit)
The Company has established an Internal Audit Control Office (staffed by nine (9) personnel as of June 25, 2008) under the direct control of the President and Representative Director, to review and assess the Company's system for the control and operation of overall management activities, as well as the performance of business executions, in view of legitimacy and rationality. Based on the results of this review and assessment, the Internal Audit Control Office provides information related thereto and advice and recommendations for improvement and realignment. It also endeavors to improve audit efficiency by closely communicating and consulting with the Corporate Auditors and Accounting Auditor.

(Accounting Auditor)
The Company employs Shin Nihon & Co. (English Name: Ernst & Young ShinNihon) as its

Accounting Auditor. Mr. Kunihiko Kinoshita, Mr. Kazuhiro Fujita, and Mr. Takahiro Takiguchi, three certified public accountants belonging to the said audit corporation, conduct the accounting audits of the Company. The durations of the engagements of Mr. Fujita and Mr. Takiguchi in the auditing of the Company are both within seven (7) years, and thus the descriptions of their career histories, positions concurrently held are omitted. The said audit corporation has already introduced a voluntary shift system for Designated and Engagement Partners in order to ensure that the duration of the engagement does not exceed a certain fixed period. In addition, another eight (8) certified public accountants, six (6) assistant certified public accountants, and fifteen (15) assistants help the aforementioned three certified public accountants conduct the auditing work.

III Measures for Shareholders and Other Stakeholders and their Implementation

1. Working to vitalize the General Shareholders' Meeting and facilitate the exercise of voting rights

	Supplementary explanation
Earlier dispatch of the notice of the Meeting	In an effort to solicit the exercise of as many voting rights as possible, the notice is dispatched at least three (3) weeks prior to the date of the Meeting in principle.
Date of the Meeting to be fixed in principle on a day other than the day on which the largest number of companies holds annual shareholders meetings ("the peak day").	In an effort to increase the number of shareholders able to attend the Meeting, the Company endeavors to select a day other than the peak day, to the extent feasible.
Exercise of voting rights through electromagnetic means	The Company allows the electronic exercise of voting rights via the Internet and also will introduce the Tokyo Stock Exchange Platform to facilitate voting by institutional investors.
Others	The Company sends an English version (summary) of the notice of the Meeting separately to foreign shareholders, who have been increasing in number in recent years. To deepen the understanding of attending shareholders, the Company presents VTR presentations on the business reports. Further, it holds events such as mini-concerts and plant tours after the Meeting, while introducing its products.

2. IR Activities

	Presentation by Representative	Supplementary explanation
Periodic presentation meeting for individual investors	Will not be made	The Company proactively participates in securities companies' events for individual investors.

Periodic presentation meeting for analysts and institutional investors	Will be made	The Company holds an IR presentation meeting for securities analysts and institutional investors when releasing its quarterly results. It also organizes facilities tours and business presentations once a year.
Periodic presentation meeting for foreign investors	Will be made	The Company holds presentation meetings with foreign institutional investors twice a year.
Posting of IR materials via the website	Contained	The Company enriches its IR materials and provides information through its website. It is also striving to expand its individual investor base by developing and launching a website for individual investors, etc.
Placing department (or person) in charge of IR	-	Public & Investors Relations Group, Public Relations Division

3. Reinforcing respect for the stakeholders' positions

	Supplementary explanation
The provision of internal rules, etc. concerning respect for stakeholders' positions	As stated in the section on the Fundamental Concept of Corporate Governance, the Company declares, in its Corporate Philosophy, that the Company has "commitments" to each of its stakeholders—"shareholders," "customers," "employees," and "local society"—and positions those commitments as its basic management policy. Further, specific codes of conduct are prescribed in the "Codes of Conduct for Compliance."
Environmental protection activities, CSR activities, etc.	The Company has established a CSR Committee to engage principally in social activities such as environmental protection and energy saving. The CRS Committee is now performing its activities diligently. At the end of May 2005, the Company achieved zero emission of wastes in all of its domestic manufacturing plants. The Company also issues environmental and social reports to introduce its works for environmental protection and other social activities.

IV Fundamental Concept of the Internal Controls System and the Status of Improvement of the System

The Company has been improving its system to ensure the appropriate operation of its businesses (hereinafter referred to as the "Internal Controls System"), in accordance with the Company Law and the Enforcement Regulations of the Company Law, as stated hereunder. It strives to qualitatively enhance the Internal Controls System in order to improve the efficiency of its business operations and the reliability of its accounting and financial information, strictly comply with the laws and regulations, strengthen its ability to secure the assets and control the risks, and pursue optimal corporate governance for the enhancement of the Company's corporate and brand value.

1. Systems to ensure that the Directors and employees comply with applicable laws, regulations, and the Articles of Incorporation in the execution of their duties
   * The Board of Directors specifies in the Rules for the Board material matters to be resolved by the Board and requires the reasonable decision-making process and content of resolutions. The Representative Director(s) and Business Execution Director(s) report to the Board of Directors on the status of the business execution, and the Board supervises the execution of duties of each Director.
   * The Auditors audit the execution of the Board of Directors in accordance with the audit standard and audit plan.
   * The Company is willing to increase the number of independent Outside Directors and independent Outside Auditors, and aims for more objective and transparent management.
   * The Compliance Committee established in the Company institutes the "Codes of Conduct for Compliance," upgrades the relevant regulations and manuals, and strives to improve the penetration of compliance education throughout the group.
   * The Company establishes a framework to ensure compliance with laws, etc. and a system for effective internal checks and balances. In order to develop those systems, the staff division in charge offers guidance and advice to group companies.
   * The Internal Audit Control Office formed in the Company promotes further business improvements through internal audits directly or indirectly extended to group companies.
   * The Company aims to raise the awareness and enhance the ethics of all employees of group companies by implementing a fair and transparent personnel system.
   * In order to realize effective compliance, an internal whistle-blowing system is adopted.

2. Systems concerning storage, management, etc. of information on the execution of duties by the Directors
   * The Directors store and manage documents and other information related to the execution of their duties properly in compliance with the internal regulations.
   * The Internal Audit Control Office conducts periodic audits on the storage and management of information.
   * The Company has established an administration system for material information and implements accurate and prompt information disclosures.

3. Internal regulations and other systems concerning risks of loss
   * Out of the various risks which may occur in connection with the execution of business, the Company lays weight on violations of law, damages to brand, quality issues (including PL problems and customer complaints), environmental issues, export control, the protection of personal information, health and safety, etc., taking into account the probability and importance of each type of risk. To address risk-related issues, the Company has established a company-wide cross-sectional committee headed by a Director, which formulates policies for the risk management of the whole group. Staff divisions entrusted with the implementation of the individual risk management activities implement the activities in accordance with the nature of the risk, upgrade the relevant regulations and manuals, and offer guidance and advice to the whole group.
   * Internal audits are conducted by the Internal Audit Control Office to collect risk information and recommend appropriate responses.

4. Systems to ensure the efficient execution of duties by the Directors
   * The Board of Directors enhances the speed of business execution and the efficiency of management by defining the appropriate delegation of authority, the missions of each division and group company, and the command and order system, in addition to the measures to institute and maintain regulations concerning the execution of business, including the Rules for the Board of Directors, the Regulations on authorization, etc., and clarification of the authorities and responsibilities of the Board of Directors and Representative Directors.
   * Concerning material matters which may influence the whole group, including matters to be resolved by the Board of Directors, a complete discussion is carried out at the

Management Meeting, etc. and, if necessary, opportunities to hear the opinions of outside experts are arranged, in order to secure a reasonable and lawful process and reasonable and lawful content of determinations.

* For the purpose of group-wide goal setting and performance evaluation, the Company has established a business management system which enables prompt business judgments and risk controls.

5. Systems to ensure the propriety of business operations in the corporate group consisting of the Company and its subsidiaries
   * The Company upgrades its information infrastructure to ensure better comprehension of the status of operations of each group company and to enable the Company to promptly prepare its consolidated financial statements.
   * The Company has a "Group Management Charter" which defines the group management policies. In accordance with the Charter and the "Regulations for Controlling Group Company," the divisions in charge of controlling subsidiaries are responsible for providing the subsidiaries under their control with appropriate managerial guidance and advice, and the subsidiaries confer and consult with the relevant divisions concerning certain material matters at an early stage, with assistance from the staff divisions.
   * The Company adopts a risk management system covering the whole group and extends compliance education to its group companies.
   * In principle, each of the group companies has established a Board of Directors and Corporate Auditors (or a Board of Auditors).
   * Internal audits and external audits are conducted whenever necessary, and the results are fed back to improvements in business.

6. Matters concerning employees to be posted as assistants to the Auditor(s) for the execution of auditor duties.

   As a section dedicated to the assistance of the Corporate Auditors in performing the auditor duties, the Corporate Auditors Office is formed and functions under the direct control of the Board of Auditors. Further, upon request of the Corporate Auditors or the Corporate Auditors Office, other staff divisions also assist the Corporate Auditors in audit affairs.

7. Matters concerning independence from the Directors of employees engaged as assistants to

the Corporate Auditors

The Board of Auditors receives a prior notice from the Director(s) concerning changes in the organization and staff members of the Auditors Office and, if necessary, expresses its opinions on those changes or requests modifications. Some staff employees who are not subject to the commands or orders of the Directors are posted in the Corporate Auditors Office. In addition, any personnel evaluation of those staff employees or any disciplinary action against them requires the approval of the Board of Auditors.

8. Systems for the Directors or employees to report to the Board of Auditors and other systems concerning reports to the Corporate Auditors
   * The Corporate Auditors attend the Management Meeting, the Executive Officers' Meeting, and other important meetings, and express their opinions when necessary.
   * The Corporate Auditors inspect material documents for final decisions and request explanations or reports from the Directors or employees when necessary.
   * In addition to the matters prescribed by law, the Board of Auditors receives periodic reports on the following matters as determined by the Board of Auditors;
     * Activity reports by the relevant staff division on internal control practices
     * Reports by relevant staff divisions on compliance and the operations of the internal whistle-blowing system and current conditions of whistle-blowing.
     * Reports by the Internal Audit Control Office on the results of internal audits

9. Other systems to ensure the effectiveness of auditing by the Corporate Auditors

   The President & Representative Director has periodic opportunities, either personally or through the Internal Audit Control Office, to exchange views with the Corporate Auditors on the upgrading and operating status of the Internal Controls System. Through such exchanges, the President & Representative Director promotes the constant improvement of the system. The Company endeavors to ensure that the Corporate Auditors receive the assistance of outside experts, whenever the Corporate Auditors deem it necessary for their auditing.

Basic concept and framework for excluding anti-social forces

We are committed, through our corporate philosophy, to "uphold high morality and comply with laws to contribute to the development of the society, cultures, and economies of local and global communities as a good corporate citizen." In keeping with this commitment, we

have been striving to provide complete education programs on compliance. The "Codes of Conduct for Compliance" prescribed by the Company declare that the exclusion of anti-social forces is one of the key factors required for compliance management. In accordance with the Codes, we stand firm in our refusal to comply with unjustifiable requests from anti-social forces and in our commitment to never cover up scandals or other circumstances that may draw unjustifiable requests.

If we receive any unjustifiable requests from anti-social forces, we will endeavor to settle the matter by treating it as an issue for the entire corporate organization rather than leaving it solely to the discretion of the person or department in charge.

More specifically,

* The General Administration Division assists in the handling and settlement of any issue involving an unjustifiable request, under the instructions of the Group Manager of the Finance and Administration Group.
* We maintain close contact with the police and the liaison council of corporate defense, etc. in each district, to collect and exchange information concerning anti-social forces. Further, we ask for the opinions and assistance of lawyers, whenever necessary, in order to secure reasonable negotiation proceedings, methods for settlement, etc.
* We take a tough stance against unjustifiable requests and never hesitate to resort to legal procedure, either civil or criminal.

["Pattern Diagram" for reference: See attached paper at the end.]

V Other Matters

1. Matters concerning the anti-takeover measures

The Company introduced a set of "Measures for Large-Scale Purchases of Company Shares (Anti-Takeover Measures)" (the "Plan") with the approval of shareholders at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007, in order to secure and enhance corporate value and the common interests of shareholders.

I Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of the Company

The Yamaha Group has developed core businesses anchored in music and sound under the Yamaha brand. The inherent connections between our manufacturing operations, which are focused on musical instruments and related hardware, and our service operations, which include Yamaha music schools and music distribution services, are part of what makes our corporation different from the rest. Our ongoing initiatives to meet the needs of professionals and to popularize music through the operation of music schools and activities such as the hosting of various musical events are key to our flagship musical instrument business. In light of this, Yamaha has moved forward with these activities based on relationships with business partners built on trust in the musical instrument and music business. The integration of these activities and human resources is the very source of the corporate value of the Yamaha Group.

There is a growing tendency in Japan's capital markets for purchasers to force through the purchases of large numbers of shares without obtaining the approval of the managements of the targeted companies. A review of the purposes, etc. of these large purchases reveals that many of the purchases make no contribution to the corporate value of the companies targeted for purchase or to the common interests of the shareholders of those companies. Some of large purchases among them clearly impair the corporate value of the targeted company and common interests of the company's shareholders. The Company believes that persons who make inappropriate large purchase offers or perform similar actions that might harm the corporate value of the Company and oppose the common interests of the Company's shareholders do not meet the standards of integrity required of those who are to be entrusted with control over

decision-making on the financial and business policies of the Company.

II Outline of the Anti-Takeover Measures

1. The Anti-Takeover Measures set forth a procedure to secure and enhance the corporate value of the Company and common interests of the shareholders. In this procedure, the Purchaser or the person offering to purchase the shares is required to provide information with respect to the relevant purchase upon request by the Company, while the Company secures a period to gather information and examine the proposed purchase. During the period, the management of the Company presents a single or alternative plan to the shareholders or conducts negotiations, etc. with the Purchaser or person offering to purchase the shares.

Purchases subject to the Anti-Takeover Measures are as follows.

(i) Concerning shares, etc. issued by the Company, any purchase that increases the holding ratio of shares, etc. of the holder to 20% or greater,

(ii) Concerning shares, etc. issued by the Company, a tender offer that increases the total sum of the ratio of ownership of shares, etc. relating to the tender offer and the ratio of ownership of the shares, etc. of a Special Stakeholder to 20% or greater.

2. When the Company recognizes the risk of a purchase that may impair the corporate value and the common interests of its shareholders, such as a purchase not in accordance with the procedures prescribed in the Plan, the Company will grant all of its shareholders (other than the Company) Stock Acquisition Rights at the relevant point of time in accordance with the method for the issuance of the Stock Acquisition Rights without compensation, with the exercise condition that the relevant Purchaser will not be allowed to exercise the Stock Acquisition Rights, and with the acquisition provision that the Company will acquire the Stock Acquisition Rights in exchange for the Company shares from persons other than the relevant Purchaser.

3. In order to rule out arbitrary judgments by the Board of Directors on the execution, non-execution, acquisition, etc. of the Stock Acquisition Rights, the Company has resolved to ensure transparency by entrusting the judgment solely to an "Independent Panel" made up of members independent of the Company in accordance with the Independent Panel Rules, and in the meantime by the timely disclosure of information to shareholders.

The Independent Panel makes the above judgment within the prescribed examination period (60

days in principle) based on the Necessary Information submitted in advance by the relevant Purchaser, information provided by the Board of Directors, and an opinion provided by the Board of Directors, and recommends the judgment to the Board of Directors. The Board of Directors will honor the aforesaid recommendation from the Independent Panel to the fullest degree and promptly adopt a resolution with respect to implementation or non-implementation of the issuance of the Stock Acquisition Rights without compensation.

4. If the Stock Acquisition Rights are issued without compensation in accordance with the Plan and the Company shares are granted to shareholders other than the relevant Purchaser through the exercise of the Stock Acquisition Rights or in exchange for the acquisition of the Stock Acquisition Rights by the Company, the relevant Purchaser's share of voting rights of the Company shares may be diluted by up to 50%.

5. The Anti-Takeover Measures approved at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007 shall remain in effect until the first meeting of the Board of Directors subsequent to the Ordinary General Shareholders' Meeting to be held in 2010. Even before the expiration of the effective period, if a resolution for the repeal of the Plan is adopted at the General Shareholders' Meeting or a resolution for the repeal of the Anti-Takeover Measures is approved at a meeting of the Board of Directors consisting of Directors elected by the General Shareholders' Meeting, the Anti-Takeover Measures shall be repealed at the relevant point of time.

2. Other matters concerning corporate governance system, etc.

Not applicable.

[Reference Material: "Pattern Diagram"]


General Shareholders' Meeting
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Company-wide Governance Committees
Request for advice
Reports
Board of Directors
9 persons
(incl. 1 Outside Director)
Audit
Board of Auditors
4 persons
(incl. 2 Full-time Auditors)
(incl. 2 Outside Auditors)
Reports
Consent
Accounting Auditors
Corporate Auditors Office
Jugements regarding appropriateness of auditing
Appointment/dismissal
Reports
Audit
Accounting audit
Appointment/dismissal/supervision
Appointment/dismissal
Management Meeting
Request for advice
Representative Directors
1 person
Instruction
Internal Audit Control Office
Reports
Company-wide Special Promotion Committees, Promotional Headquarters, Screening Committee
Reports
Executive Officers
17 persons
Internal audit
Individual Business Divisions, Staff Divisions and Group Companies

Exhibit 8

Brief Explanation of Annual Report :

<u>Annual Report of 184th fiscal year for the year ended March 31, 2008
dated June 26, 2008.</u>

This information is Annual Report, so-called *Yukashoken Hokokusho*, which should be submitted to the Prime Minister pursuant to Article 24-1 of the Financial Instruments and Exchange Law for the purpose that it enables investors to make proper and accurate financial conditions and business performances.

The Annual Report includes accounting status of the company and other significant subjects of business. The Annual Report also includes (I) summary of business, affiliates and employees, (II) summary of operating results, (III) plant and equipment status, (IV) information of shares, shareholders and capital, (V) information of accounting and audit report.

The Annual Report states the following information :
As of March 31, 2008, the Company has 87 consolidated subsidiaries and 1 affiliate. For the year ended March 31, 2008, total sales of the consolidated amounted to 548,754 million yen (550,361 million yen for the year ended March 31, 2007) and the sales of the Company amounted to 315,645 million yen. In this period, total ordinary profit of the consolidated amounted to 32,584 million yen (42,626 million yen for the year ended March 31, 2007) and the ordinary profit of the Company amounted to 17,941 million yen. Further, total net profit of the consolidated amounted to 39,558 million yen (27,866 million yen for the year ended March 31,2007) and net profit of the Company amounted to 62,024 million yen in the same period. As of March 31, 2008, the number of regular employees of the consolidated is totally 19,785 (decreasing total 126 employees for the year ended March 31, 2008) and with regard to the Company, such number is 5,230 (decreasing 414 employees for one year). The total net assets was 343,028 million yen as of March 31, 2008.

- end -

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2008.3 (As of Mar. 31, 2008)	FY2007.3 (As of Mar. 31, 2007)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 73,619**	¥ 46,702	¥ 26,917
Notes and accounts receivable—trade	**68,680**	78,669	(9,989)
Marketable securities	**31,200**	419	30,781
Inventories	**76,304**	82,214	(5,910)
Deferred income taxes	**17,642**	17,724	(82)
Other current assets	**11,861**	7,362	4,499
Allowance for doubtful accounts	**(3,554)**	(2,060)	(1,494)
Total current assets	**275,754**	231,033	44,721
Fixed assets:			
Tangible assets:			
Buildings and structures	**42,602**	46,179	(3,577)
Machinery, equipment and conveyance devices	**18,594**	23,034	(4,440)
Tools, furniture and fixtures	**13,115**	15,339	(2,224)
Land	**61,134**	63,495	(2,361)
Construction in progress	**4,129**	1,824	2,305
Total tangible assets	**139,575**	149,872	(10,297)
Intangible assets:			
Goodwill	**1,304**	1,521	(217)
Other intangible assets	**1,166**	1,429	(263)
Total intangible assets	**2,471**	2,951	(480)
Investments and other assets:			
Investment securities	**109,943**	150,369	(40,426)
Long-term loans	**265**	524	(259)
Deferred income taxes	**2,065**	16,790	(14,725)
Guarantee deposits for leased real estate	**6,264**	5,986	278
Other assets	**4,910**	2,527	2,383
Allowance for doubtful accounts	**(904)**	(1,022)	118
Total investments and other assets	**122,544**	175,174	(52,630)
Total fixed assets	**264,592**	327,998	(63,406)
Total assets	**¥540,347**	¥559,031	¥(18,684)

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2008.3 (As of Mar. 31, 2008)	FY2007.3 (As of Mar. 31, 2007)	Increase (Decrease)
LIABILITIES			
Current liabilities:			
Notes and accounts payable—trade	**¥ 35,017**	¥ 43,165	¥ (8,148)
Short-term loans	**14,419**	15,118	(699)
Current portion of long-term debt	**4,472**	4,301	171
Accrued expenses and accrued payables	**41,443**	54,415	(12,972)
Income taxes payable	**14,916**	6,012	8,904
Specific advances received	**1,840**	2,273	(433)
Deferred income taxes	**7**	22	(15)
Reserve for directors' bonuses	**120**	100	20
Product warranty reserve	**3,755**	4,266	(511)
Reserve for loss on goods unsold	**98**	121	(23)
Reserve for structural reform expenses	**—**	1,488	(1,488)
Deferred unrealized profit	**6**	4	2
Other current liabilities	**4,077**	5,365	(1,288)
Total current liabilities	**120,174**	136,656	(16,482)
Long-term liabilities:			
Long-term debt	**2,145**	6,132	(3,987)
Deferred income taxes	**13,999**	239	13,760
Deferred income taxes on land revaluation	**16,811**	17,735	(924)
Accrued employees' retirement benefits	**25,311**	27,140	(1,829)
Long-term deposits received	**17,040**	17,424	(384)
Other long-term liabilities	**1,836**	2,303	(467)
Total long-term liabilities	**77,144**	70,977	6,167
Total liabilities	**¥197,318**	¥207,633	¥(10,315)
NET ASSETS			
Shareholders' equity:			
Common stock	**28,534**	28,534	—
Capital surplus	**40,054**	40,054	—
Retained earnings	**229,307**	260,555	(31,248)
Treasury stock, at cost	**(326)**	(339)	13
Total shareholders' equity	**297,570**	328,804	(31,234)
Valuation and translation adjustments:			
Net unrealized holding gain on other securities	**48,945**	13,718	35,227
Gain (loss) on deferred hedges	**207**	(406)	613
Land revaluation difference	**14,861**	18,116	(3,255)
Translation adjustments	**(21,940)**	(13,765)	(8,175)
Total valuation and translation adjustments	**42,074**	17,662	24,412
Minority interests	**3,383**	4,931	(1,548)
Total net assets	**343,028**	351,398	(8,370)
Total liabilities and net assets	**¥540,347**	¥559,031	¥(18,684)

Note. Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Operations

	FY2008.3 (Apr. 1, 2007–Mar. 31, 2008)		FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales	¥548,754	100.0	¥550,361	100.0	¥ (1,607)
Cost of sales	343,686	62.6	352,382	64.0	(8,696)
Gross profit	205,067	37.4	197,979	36.0	7,088
Deferred unrealized profit	(1)		1		(2)
Total gross profit	205,066	37.4	197,980	36.0	7,086
Selling, general and administrative expenses	172,220	31.4	170,295	31.0	1,925
Operating income	32,845	6.0	27,685	5.0	5,160
Non-operating income:					
Interest received	1,203		648		555
Dividends received	2,721		435		2,286
Equity in earnings of unconsolidated subsidiaries and affiliates	145		17,764		(17,619)
Other	2,120		2,485		(365)
Total non-operating income	6,192	1.1	21,334	3.9	(15,142)
Non-operating expenses:					
Interest paid	1,068		972		96
Cash discounts	4,105		4,371		(266)
Other	1,278		1,048		230
Total non-operating expenses	6,453	1.2	6,393	1.2	60
Recurring profit	32,584	5.9	42,626	7.7	(10,042)
Extraordinary income:					
Gain on sale of fixed assets	1,656		330		1,326
Reversal of product warranty reserve	288		244		44
Gain on sale of investment securities	763		31		732
Gain on sale of stocks of affiliates	29,756		—		29,756
Reversal of reserve for structural reform expenses	260		—		260
Total extraordinary income	32,725	6.0	606	0.1	32,119
Extraordinary loss:					
Loss on disposal of fixed assets	870		1,394		(524)
Loss on revaluation of investment securities	263		14		249
Loss on sale of stocks in affiliates	699		—		699
Loss on sale of equity investments in subsidiaries	21		—		21
Loss on revaluation of stocks in subsidiaries and affiliates	63		119		(56)
Loss on revaluation of equity investments in subsidiaries and affiliates	66		—		66
Special retirement payment	814		728		86
Impairment losses	—		4,728		(4,728)
Structural reform expenses	—		3,146		(3,146)
Total extraordinary loss	2,799	0.5	10,130	1.8	(7,331)
Income before income taxes and minority interests	62,510	11.4	33,101	6.0	29,409
Current income taxes	17,552	3.2	7,010	1.2	10,542
Deferred income taxes	4,710	0.9	(2,268)	(0.4)	6,978
Minority interests	689	0.1	493	0.1	196
Net income	¥ 39,558	7.2	¥ 27,866	5.1	¥ 11,692

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Changes in Shareholders' Equity

FY2008.3 (April 1, 2007—March 31, 2008) **(Millions of yen)**

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Gain (loss) on deferred hedges	Land revaluation difference	Translation adjustments	Total valuations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥ 4,931	¥351,398
Changes during the period												
Dividends from surplus			(7,736)		(7,736)							(7,736)
Net income for the period			39,558		39,558							39,558
Changes in the scope of consolidation			(656)		(656)							(656)
Change in the scope of consolidation under the equity method			(60,275)	43	(60,232)							(60,232)
Reversal of reserve for land revaluation difference			(2,137)		(2,137)							(2,137)
Purchases of treasury stock				(29)	(29)							(29)
Changes, net, in items other than shareholders' equity						35,227	614	(3,254)	(8,175)	24,411	(1,547)	22,864
Total changes during the period	—	—	(31,247)	13	(31,234)	35,227	614	(3,254)	(8,175)	24,411	(1,547)	(8,369)
Balance at March 31, 2008	**¥28,534**	**¥40,054**	**¥229,307**	**¥(326)**	**¥297,570**	**¥48,945**	**¥ 207**	**¥14,861**	**¥(21,940)**	**¥42,074**	**¥ 3,383**	**¥343,028**

Note: Figures of less than ¥1 million have been omitted

FY2007.3 (April 1, 2006—March 31, 2007) (Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Gain (loss) on deferred hedges	Land revaluation difference	Translation adjustments	Total valuations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(4,126)		(4,126)							(4,126)
Net income for the period			27,866		27,866							27,866
Changes in the scope of consolidation			(0)		(0)							(0)
Changes in interests in subsidiaries			(138)	0	(138)							(138)
Reversal of reserve for land revaluation difference			121		121							121
Bonuses to directors and statutory auditors			(80)		(80)							(80)
Purchases of treasury stock				(37)	(37)							(37)
Changes, net, in items other than shareholders' equity						(1,752)	(406)	(309)	9,325	6,857	458	7,315
Total changes during the period	—	—	23,642	(37)	23,604	(1,752)	(406)	(309)	9,325	6,857	458	30,920
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥ (406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398

Note: Figures of less than ¥1 million have been omitted.

(4) Consolidated Statements of Cash Flows

	Millions of yen	
	FY 2008.3 (Apr. 1, 2007–Mar. 31, 2008)	FY 2007.3 (Apr 1, 2006–Mar. 31, 2007)
Cash flows from operating activities:		
Income before income taxes and minority interests	¥ 62,510	¥33,101
Depreciation and amortization	20,289	19,956
Impairment losses	—	4,728
Amortization of goodwill	539	507
(Decrease) increase in allowance for doubtful accounts	(366)	(167)
Loss on sale of stocks of affiliates	699	—
Loss on sale of equity investments in subsidiaries	21	—
Loss on revaluation of stocks in subsidiaries and affiliates	63	119
Loss on revaluation of equity investments in subsidiaries and affiliates	66	—
Loss on revaluation of investment securities	263	14
(Decrease) increase in employees' retirement benefits, net of payments	(1,276)	(858)
Interest and dividend income	(3,925)	(1,084)
Interest paid	1,068	972
(Gain) loss on foreign exchange	393	49
Equity in earnings of unconsolidated subsidiaries and affiliates	(145)	(17,764)
Gain on sale of investment securities	(763)	(31)
Gain on sale of stocks of affiliates	(29,756)	—
Gain on sale of fixed assets	(1,656)	(330)
Loss on disposal of fixed assets	870	1,394
Structural reform expenses	—	3,146
Special retirement payments	814	728
Change in operating assets and liabilities:		
Accounts and notes receivable—trade	3,093	(4,537)
Inventories	(3,844)	(2,262)
Accounts and notes payable—trade	(1,800)	5,272
Other, net	(4,040)	(1,709)
Subtotal	43,118	41,245
Interest and dividends receivable	3,912	3,437
Interest paid	(1,079)	(971)
Income taxes paid	(8,725)	(3,978)
Net cash provided by operating activities	37,225	39,732
Cash flows from investing activities:		
Net increase (decrease) in time deposits	(298)	254
Purchases of fixed assets	(25,364)	(22,863)
Proceeds from sale of fixed assets	6,316	1,094
Purchases of investment securities	(84)	(1,163)
Proceeds from sales and redemption of investment securities	811	77
Payments for acquisition of stock of subsidiaries	(2,268)	—
Proceeds from the sale of stocks of subsidiaries and affiliates	67,778	—
Payments for capital investments in subsidiaries	(3,020)	—
Decline due to exclusion from consolidation accompanying sale of equity investments in subsidiaries	(3)	—
Payments for capital investments	(0)	(0)
Payments for loans receivable	(2,314)	(19)
Collection of loans receivable	445	184
Other, net	2	9
Net cash provided by (used in) investing activities	41,999	(22,427)
Cash flows from financing activities:		
Increase (decrease) in short-term loans	190	(1,961)
Proceeds from long-term debt	2,212	4,235
Repayments of long-term debt	(4,256)	(5,151)
Proceeds from resort membership deposits	13	12
Repayments of resort membership deposits	(9,483)	(969)
Purchases of treasury stock	(29)	(37)
Cash dividends paid	(7,736)	(4,126)
Cash dividends paid to minority shareholders	(224)	(248)
Net cash used in financing activities	(19,314)	(8,246)
Effect of exchange rate changes on cash and cash equivalents	(2,398)	1,464
Net increase (decrease) in cash and cash equivalents	57,512	10,523
Cash and cash equivalents at beginning of period	45,926	35,434
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	41	—
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period	(108)	(31)
Cash and cash equivalents at end of period	¥103,371	¥45,926

Note: Figures of less than ¥1 million have been omitted

5. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2008.3 (As of Mar. 31, 2008)	FY2007.3 (As of Mar. 31, 2007)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	¥ 38,754	¥ 12,503	¥26,251
Notes receivable	3,242	6,371	(3,129)
Accounts receivable	26,244	30,994	(4,750)
Marketable securities	30,400	—	30,400
Products and goods	15,320	16,517	(1,197)
Raw materials	2,249	2,253	(4)
Products in progress	6,578	8,018	(1,440)
Advances	166	78	88
Deferred income taxes	11,490	11,965	(475)
Short-term loans	5,928	—	5,928
Other current assets	3,115	5,765	(2,650)
Allowance for doubtful accounts	(2,457)	(2,711)	254
Total current assets	141,034	91,756	49,278
Fixed assets:			
Tangible assets:			
Buildings	18,949	20,626	(1,677)
Structures	2,460	3,354	(894)
Machinery and equipment	5,877	6,987	(1,110)
Vehicles	37	104	(67)
Tools, furniture and fixtures	3,307	4,256	(949)
Land	51,280	50,604	676
Construction in progress	3,119	590	2,529
Total tangible assets	85,033	86,524	(1,491)
Intangible assets:			
Rights on leasehold land	75	99	(24)
Total intangible assets	75	99	(24)
Investments and other assets:			
Investment securities	105,083	37,475	67,608
Shares of affiliated companies	51,668	57,768	(6,100)
Investment in capital	0	0	—
Affiliated company investments	22,504	18,396	4,108
Long-term loans	207	468	(261)
Long-term employee loans	—	0	(0)
Long-term affiliated company loans	36	49	(13)
Bankrupt, rehabilitating securities	258	340	(82)
Long-term accrued expenses	—	7	(7)
Deferred income taxes	—	14,265	(14,265)
Guarantee deposits for leased real estate	2,291	2,370	(79)
Other assets	487	446	41
Allowance for doubtful accounts	(855)	(967)	112
Reserve for loss on investments	(86)	—	(86)
Total investments and other assets	181,596	130,621	50,975
Total fixed assets	266,704	217,246	49,458
Total assets	¥407,739	¥309,002	¥ 98,737

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2008.3 (As of Mar. 31, 2008)	FY2007.3 (As of Mar. 31, 2007)	Increase (decrease)
LIABILITIES			
Current liabilities:			
Notes payable	**¥ —**	¥ 167	¥ (167)
Accounts payable	**18,215**	21,320	(3,105)
Short-term loans	**5,214**	3,648	1,566
Accrued payables	**4,403**	15,090	(10,687)
Accrued expenses	**18,041**	18,189	(148)
Corporate tax payables	**12,484**	3,607	8,877
Advances received	**170**	258	(88)
Deposit received	**745**	972	(227)
Reserve for directors' bonuses	**120**	100	20
Product warranty reserve	**1,713**	1,953	(240)
Reserve for subsidiary support	**104**	206	(102)
Other current liabilities	**—**	20	(20)
Total current liabilities	**61,212**	65,538	(4,326)
Long-term liabilities:			
Deferred income taxes	**14,117**	—	14,117
Deferred income taxes on land revaluation	**15,200**	15,200	—
Accrued employees' retirement benefits	**21,071**	22,154	(1,083)
Long-term deposits received	**17,098**	17,482	(384)
Other long-term liabilities	**1,144**	1,360	(216)
Total long-term liabilities	**68,631**	56,197	12,434
Total liabilities	**129,844**	121,736	8,108
NET ASSETS			
Shareholders' equity:			
Common stock	**28,534**	28,534	—
Capital surplus			
Capital reserve	**40,054**	40,054	—
Total capital surplus	**40,054**	40,054	—
Earned surplus:			
Retained earnings	**4,159**	4,159	—
Other retained earnings			—
Reserve for special depreciation	**7**	9	(2)
Reserve for advanced depreciation	**2,582**	2,862	(280)
General reserve	**79,710**	74,710	5,000
Retained earnings carried forward	**61,908**	14,475	47,433
Total retained earnings	**148,367**	96,216	52,151
Treasury stock, at cost	**(326)**	(296)	(30)
Total shareholders' equity	**216,630**	164,509	52,121
Valuation and translation adjustments			
Net unrealized holding gain on other securities	**48,583**	12,427	36,156
Gain (loss) on deferred hedges	**201**	(12)	213
Land revaluation difference	**12,479**	10,341	2,138
Total valuation and translation adjustments	**61,264**	22,756	38,508
Total net assets	**277,894**	187,266	90,628
Total liabilities and net assets	**¥407,739**	¥309,002	¥ 98,737

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations

	FY2008.3 (Apr. 1, 2007–Mar. 31, 2008)		FY2007.3 (Apr. 1, 2006–Mar 31, 2007)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Net sales:					
Merchandise and product sales	¥274,904		¥279,918		¥(5,014)
Other	40,741		43,124		(2,383)
Total net sales	315,645	100.0	323,043	100.0	(7,398)
Cost of sales:					
Merchandise and product cost of sales:					
Inventory of merchandise and products at beginning of period	16,517		15,958		559
Reversal of valuation loss on raw materials and work in progress brought forward	224		262		(38)
Cost of production	200,681		207,769		(7,088)
Merchandise procured	4,791		5,728		(937)
Decline due to company split-off	538		—		538
Valuation loss on raw materials and work in progress	114		224		(110)
Inventory of merchandise and products at end of period	15,320		16,517		(1,197)
Subtotal	206,021		212,900		(6,879)
Other	31,355		31,693		(338)
Total cost of sales	237,376	75.2	244,594	75.7	(7,218)
Gross profit	78,269	24.8	78,449	24.3	(180)
Selling, general and administrative expenses	65,924	20.9	65,890	20.4	34
Operating income	12,344	3.9	12,558	3.9	(214)
Non-operating income:					
Interest received	412		84		328
Dividends received	5,107		6,456		(1,349)
Foreign exchange gain	524		388		136
Compensation for suspension of production	—		820		(820)
Other	230		247		(17)
Total non-operating income	6,275	2.0	7,996	2.4	(1,721)
Non-operating expenses:					
Interest paid	34		15		19
Cash discounts	18		17		1
Other	626		661		(35)
Total non-operating expenses	679	0.2	694	0.2	(15)
Recurring profit	¥ 17,941	5.7	¥ 19,860	6.1	¥(1,919)

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations (Continued from the previous page)

	FY2008.3 (Apr. 1, 2007–Mar. 31, 2008)		FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)		Increase (decrease)
	Millions of yen	%	Millions of yen	%	Millions of yen
Extraordinary income:					
Gain on sale of fixed assets	**¥ 1,566**		¥ 167		¥ 1,399
Reversal of product warranty reserve	**147**		129		18
Reversal of allowance for doubtful accounts	**183**		226		(43)
Gain on sale of investment securities	**758**		0		758
Gain on sale of stocks of subsidiaries and affiliates	**61,066**		—		61,066
Gain on sale of equity investments in subsidiaries	**18**		—		18
Reversal of reserve for assistance to subsidiaries	**8**		—		8
Total extraordinary income	**63,749**	20.2	524	0.2	63,225
Extraordinary loss:					
Loss on disposal of fixed assets	**353**		723		(370)
Loss on revaluation of investment securities	**263**		14		249
Loss on revaluation of stocks in subsidiaries	**454**		385		69
Loss on revaluation of equity investments in subsidiaries	**66**		—		66
Reverse of reserve for investment losses	**86**		—		86
Special retirement payment	**595**		—		595
Reversal of allowance for doubtful accounts	—		1,906		(1,906)
Reversal of reserve for subsidiary support	—		102		(102)
Impairment losses	—		4,728		(4,728)
Total extraordinary loss	**1,820**	0.6	7,861	2.4	(6,041)
Income before income taxes and minority interests	**79,870**	25.3	12,523	3.9	67,347
Current income taxes	**13,115**	4.1	3,267	1.0	9,848
Deferred income taxes	**4,730**	1.5	(2,054)	(0.6)	6,784
Net income	**¥ 62,024**	19.7	¥11,310	3.5	¥50,714

Note: Figures of less than ¥1 million have been omitted

(3) Non-Consolidated Statements of Changes in Shareholders' Equity

FY2008.3 (April 1, 2007－March 31, 2008) (Millions of yen)

	Shareholders' Equity										
		Capital surplus		Retained earnings							
					Other retained earnings						
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreci-ation	Reserve for advanced depreci-ation	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total share-holders' equity
Balance at March 31, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥ 9	¥2,862	¥74,710	¥14,475	¥ 96,216	¥(296)	¥164,509
Changes during the period											
Dividends from surplus								(7,736)	(7,736)		(7,736)
Net income for the period								62,024	62,024		62,024
Reversal of reserve for land revaluation difference								(2,137)	(2,137)		(2,137)
Reversal of reserve for special depreciation					(1)			1	—		—
Provision to reserve for advanced depreciation						13		(13)	—		—
Reversal of reserve for advanced depreciation						(293)		293	—		—
Provision to general reserve							5,000	(5,000)	—		—
Purchase of treasury stock, at cost										(29)	(29)
Changes, net, in items other than shareholders' equity											
Total changes during the period	—	—	—	—	(1)	(280)	5,000	47,432	52,150	(29)	52,120
Balance at March 31, 2008	¥28,534	¥40,054	¥40,054	¥4,159	¥ 7	¥2,582	¥79,710	¥61,908	¥148,367	¥(326)	¥216,630

(Millions of yen)

	Valuation and Translation Adjustments				Total Net Assets
	Valuation difference on other securities	Gain (loss) on deferred hedges	Land revaluation difference	Total valuation and translation adjustments	
Balance at March 31, 2007	¥12,427	¥ (12)	¥10,341	¥22,756	¥187,266
Change during the period					
Dividends from surplus					(7,736)
Net income for the period					62,024
Reversal of reserve for land revaluation difference					(2,137)
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to general reserve					—
Purchase of treasury stock, at cost					(29)
Changes, net, in items other than shareholders' equity	36,155	214	2,137	38,507	38,507
Total changes during the period	36,155	214	2,137	38,507	90,628
Balance at March 31, 2008	¥48,583	¥201	¥12,479	¥61,264	¥277,894

Note: Figures of less than ¥1 million have been omitted.

FY2007.3 (April 1, 2006－March 31, 2007) (Millions of yen)

	Shareholders' Equity											
		Capital surplus		Retained earnings								
					Other retained earnings							
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreciation	Reserve for advanced depreciation	Special reserve for replacement of asset acquisition	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥11	¥2,334	¥ 565	¥68,710	¥13,258	¥89,038	¥(258)	¥157,368
Changes during the period												
Dividends from surplus									(4,126)	(4,126)		(4,126)
Net income for the period									11,310	11,310		11,310
Reversal of reserve for land revaluation difference									73	73		73
Provision to reserve for special depreciation					1				(1)	—		—
Reversal of reserve for special depreciation					(3)				3	—		—
Provision to reserve for advanced depreciation						900			(900)	—		—
Reversal of reserve for advanced depreciation						(372)			372	—		—
Provision to special reserve for replacement of asset acquisition							599		(599)	—		—
Reversal of special reserve for replacement of asset acquisition							(1,164)		1,164	—		—
Provision to general reserve								6,000	(6,000)	—		—
Bonuses to directors									(80)	(80)		(80)
Purchase of treasury stock, at cost											(37)	(37)
Changes, net, in items other than shareholders' equity												
Total changes during the period	—	—	—	—	(2)	528	(565)	6,000	1,217	7,178	(37)	7,140
Balance at March 31, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥ 9	¥2,862	¥ —	¥74,710	¥14,475	¥96,216	¥(296)	¥164,509

(Millions of yen)

	Valuation and Translation Adjustments				
	Valuation difference on other securities	Gain (loss) on deferred hedges	Land revaluation difference	Total valuation and translation adjustments	Total Net Assets
Balance at March 31, 2006	¥14,263	¥—	¥10,415	¥24,679	¥182,048
Change during the period					
Dividends from surplus					(4,126)
Net income for the period					11,310
Reversal of reserve for land revaluation difference					73
Provision to reserve for special depreciation					—
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to special reserve for replacement of asset acquisition					—
Reversal of special reserve for replacement of asset acquisition					—
Provision to general reserve					—
Bonuses to directors					(80)
Purchase of treasury stock, at cost					(37)
Changes, net, in items other than shareholders' equity	(1,836)	(12)	(73)	(1,922)	(1,922)
Total changes during the period	(1,836)	(12)	(73)	(1,922)	5,218
Balance at March 31, 2007	¥12,427	¥(12)	¥10,341	¥22,756	¥187,266

Note: Figures of less than ¥1 million have been omitted

6. Other

(1) Management Appointment and Resignations

See attachment

END